November 30, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Medigus Ltd.

Registration Statement on Form F-1, as amended (File No. 333-249797)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as the underwriter of the proposed offering of Medigus Ltd. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time, on Tuesday, December 1, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, [0] copies of the Preliminary Prospectus dated November 2, 2020 have been distributed to retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

Aegis Capital Corp.

By:	/s/ Victor Halpert
Name: Victor Halpert Title: Managing Director